ALLIANT ENERGY CORPORATION

4902 North Biltmore Lane

Madison, Wisconsin 53718

September 25, 2009

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3561

Re:	Alliant Energy Corporation

Interstate Power and Light Company

Wisconsin Power and Light Company

Forms 10-K for the Fiscal Year Ended December 31, 2008

Filed February 27, 2009

File Nos. 001-09894; 001-04117; 000-00337

Alliant Energy Corporation

Form 8-K

Filed April 30, 2009

File No. 001-09894

Dear Mr. Owings:

Set forth below are the responses of Alliant Energy Corporation (“Alliant Energy”), Interstate Power and Light Company (“IPL”) and Wisconsin Power and Light Company (“WPL,” and together with Alliant Energy and IPL, the “Companies”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 15, 2009 (the “Comment Letter”), with respect to the above-referenced filings. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are the Companies’ responses (in regular type).

General

1.	Please also apply our comments as applicable to the financial statements and related disclosures of Interstate Power and Light Company and Wisconsin Power and Light Company.

The Companies acknowledge the Staff’s comment and will apply the comments in the Comment Letter as applicable to the financial statements and related disclosures of IPL and WPL.

September 25, 2009

Form 10-K for Fiscal Year Ended December 31, 2008

Item 8. Financial Statements and Supplemental Data, page 94

Management’s Annual Report on Internal Control Over Financial Reporting, page 96

2.	Please revise management’s conclusion regarding the effectiveness of your internal control over financial reporting to definitively state whether or not internal control over financial reporting is effective. Refer to Item 308(a)(3) of Regulation S-K.

In future Form 10-K filings, the Companies will revise their disclosure regarding management’s conclusion regarding the effectiveness of the Companies’ internal control over financial reporting to read as follows:

“Based on this assessment, Alliant Energy’s management concluded that, as of [applicable date], Alliant Energy’s internal control over financial reporting was effective.”

The Companies advise the Staff that the revised statement was accurate as of December 31, 2008.

Note (7) Common and Preferred Stock, page 127

(a) Common Stock

3.	Please tell us the amounts of restricted net assets of IPL and WPL as defined in Rule 4-08(e)(3) of Regulation S-X as of the end of the most recently completed year and how you compute the amounts. If restricted net assets of IPL and WPL together with your equity in undistributed earnings of equity method investees exceed 25 percent of consolidated net assets please disclose the amount of restricted net assets as of the end of the most recent year. In addition, please disclose the amount of consolidated retained earnings which represents undistributed retained earnings of equity method investees as required by Rule 4-08(e)(2) of Regulation S-X. Further, please disclose the amount of retained earnings or net income of IPL and WPL restricted or free of restrictions or tell us why this disclosure is not applicable under the circumstances. Refer to Rule 4-08(e)(1) of Regulation S-X. Finally, please file Schedule I as required by Rule 5-04 of Regulation S-X or tell us why you believe Schedule I is not required.

Rule 4-08(e)(3) of Regulation S-X - Restricted net assets of IPL and WPL as of December 31, 2008 amounted to $0.9 billion and $1.0 billion, respectively. These restricted net asset amounts were computed by subtracting from the total net assets for each respective subsidiary the maximum amount that could be transferred by the subsidiary to the parent company in the form of loans, advances or cash dividends without the consent of a third party. Neither IPL nor WPL have regulatory authority to lend or advance any amounts to their parent company, Alliant Energy. Both IPL and WPL have regulatory authority to pay cash dividends to their parent company subject to certain restrictions, the most significant of which are discussed below.

September 25, 2009

IPL’s total net assets as of December 31, 2008 were $1.1 billion. The most significant restriction of IPL’s net assets as of December 31, 2008 was imposed by an order issued by the Minnesota Public Utilities Commission in September 2008 that requires IPL to maintain a common equity ratio between 43.5% and 53.2% for the period from the date of the order through June 30, 2009. The maximum distribution that IPL could have paid to its parent company as of December 31, 2008 without falling below a common equity ratio of 43.5% was $0.2 billion. In June 2009, the Minnesota Public Utilities Commission issued a subsequent order that requires IPL to maintain a common equity ratio between 41.3% and 50.5% for the period from the date of the June 2009 order through June 30, 2010.

WPL’s total net assets as of December 31, 2008 were $1.2 billion. The most significant restriction of WPL’s net assets as of December 31, 2008 was imposed by an order issued by the Public Service Commission of Wisconsin in December 2008 that prohibits WPL from declaring a dividend if the result of that dividend would cause WPL’s common equity ratio to fall below 51.0%. The maximum distribution that WPL could have paid to its parent company as of December 31, 2008 without falling below a common equity ratio of 51.0% was $0.2 billion.

The restricted net assets of IPL and WPL exceed 25% of consolidated net assets of Alliant Energy. Therefore, in future filings, beginning with the Company’s Form 10-Q for the quarter ended September 30, 2009, the Company will revise its Common and Preferred Stock note to provide the following disclosures, which include the nature of the most significant restrictions on the ability of IPL and WPL to transfer funds to Alliant Energy in the form of cash dividends, loans or advances and the amount of restricted net assets of IPL and WPL as of the end of the most recently completed year:

“Alliant Energy does not have any significant common stock dividend restrictions. IPL and WPL each have common stock dividend restrictions based on the terms of their outstanding preferred stock and applicable regulatory limitations. Both IPL and WPL are restricted from paying common stock dividends to their parent company, Alliant Energy, if for any past or current dividend period, dividends on their respective preferred stock have not been paid, or declared and set apart for payment.

IPL’s most significant regulatory limitation on distributions to its parent company is included in an order issued by the Minnesota Public Utilities Commission in June 2009 that requires IPL to maintain a common stock equity ratio between 41.3% and 50.5% during the twelve months ended June 30, 2010. In addition, IPL must inform the IUB if its common equity ratio falls below 42% of total capitalization. As of September 30, 2009, IPL’s amount of retained earnings that were free of restrictions was $         million.

WPL’s most significant regulatory limitation on distributions to its parent company is included in an order issued by the Public Service Commission of Wisconsin in December 2008 that prohibits WPL from paying annual common stock dividends in excess of $91 million if WPL’s common stock equity ratio is or will fall below 51.0%. As of September 30, 2009, WPL’s amount of retained earnings that were free of restrictions was $         million.

September 25, 2009

Neither IPL nor WPL have regulatory authority to lend or advance any amounts to their parent company. As of December 31, 2008, the amount of net assets of IPL and WPL that were not available to be transferred to their parent company in the form of loans, advances or cash dividends without the consent of IPL’s and WPL’s regulatory authorities was $0.9 billion and $1.0 billion, respectively.”

Rule 4-08(e)(2) of Regulation S-X - Alliant Energy, through its subsidiary WPL, currently owns interests in American Transmission Company LLC (“ATC”) and Wisconsin River Power Company (“WRPC”), both of which are accounted for under the equity method of accounting. Alliant Energy’s and WPL’s remaining investments that are accounted for under the equity method of accounting are not material. As of December 31, 2008, WPL’s cumulative distributions received from ATC and WRPC exceeded the cumulative equity income from these two equity method investees less related income taxes; accordingly, there are no consolidated retained earnings of either Alliant Energy or WPL that represent undistributed earnings of equity method investees. IPL does not have any material investments that are accounted for under the equity method of accounting.

Rule 4-08(e)(1) of Regulation S-X - In future filings, beginning with the Company’s Form 10-Q for the quarter ended September 30, 2009, the Company will revise its Common and Preferred Stock note to provide disclosure of the amount of retained earnings that are free of restrictions for each of Alliant Energy, IPL and WPL. Please refer to the above response for the proposed disclosure which includes the information required by Rule 4-08(e)(1) of Regulation S-X.

Rule 5-04 of Regulation S-X - In connection with the preparation of the Company’s 2008 Annual Report on Form 10-K, the Company determined the threshold in Rule 4-08(e)(3) of Regulation S-X had been met for Alliant Energy as of December 31, 2008 and as a result the Company was required to disclose the condensed financial information identified in Rule 12-04 of Regulation S-X for Alliant Energy in its 2008 Annual Report on Form 10-K. According to Rule 5-04(b) of Regulation S-X, “If the information required by any schedule (including the notes thereto) may be shown in the related financial statement or in a note thereto without making such statements unclear or confusing, that procedure may be followed and the schedule omitted.” In accordance with Rule 5-04(b) of Regulation S-X, the Company included the material information required by Rule 12-04 of Regulation S-X for Alliant Energy in the following sections of Alliant Energy’s Notes to Consolidated Financial Statements in its 2008 Annual Report on Form 10-K and therefore omitted Schedule I from its 2008 Annual Report on Form 10-K:

Information Required by Rule 12-04 of Regulation S-X	Section Reference in 2008 Form 10-K
Condensed financial information as to financial position, changes in financial position and results of operations of the registrant as of the same dates and for the same period for which audited consolidated financial statements are required.	Note 23 on pages 148-154 (Financial information for Alliant Energy is included in the column entitled “Alliant Energy Parent Company” for each condensed consolidating financial statement)

September 25, 2009

Information Required by Rule 12-04 of Regulation S-X	Section Reference in 2008 Form 10-K
Contingencies	Note 12(c) on pages 136-137

Long-term obligations	Final two paragraphs of Note 8(b) on page 130

Guarantees	Note 12(d) on page 138

Amounts of cash dividends paid to the registrant for each of the last three fiscal years by consolidated subsidiaries	Note 7(a) on pages 127-128

Amounts of cash dividends paid to the registrant for each of the last three fiscal years by unconsolidated subsidiaries	Not applicable

Amounts of cash dividends paid to the registrant for each of the last three fiscal years by 50 percent or less owned persons accounted for by the equity method	Not applicable

Assuming Alliant Energy continues to meet the threshold in Rule 4-08(e)(3) of Regulation S-X, the Company will include in future filings the material information required by Rule 12-04 of Regulation S-X either in Alliant Energy’s Notes to Consolidated Financial Statements or Schedule I.

In connection with the preparation of the Company’s 2008 Annual Report on Form 10-K, the Company also assessed whether the threshold in Rule 4-08(e)(3) of Regulation S-X had been met for its other two registrants, IPL and WPL. As of December 31, 2008, the threshold in Rule 4-08(e)(3) had not been met for IPL or WPL.

Part IV, page 194

Item 15. Exhibits, Financial Statement Schedules, page 194

4.	Please file all exhibits, schedules and appendices to your material agreements. For example, we note that the exhibits and schedules to Exhibits 4.1, 4.3 and 4.9, Second Amended and Restated Five Year Credit Agreement, dated Nov. 7, 2006, were not included with your original filings. Refer to Rule 601(b)(10) of Regulation S-K. We also note that it appears you have filed each of these agreements pursuant to Rule 601(b)(4) of Regulation S-K. Considering that it does not appear any securities, including indentures, were issued as part of these agreements, please discuss why you did not file these agreements pursuant to Rule 601(b)(10) of Regulation S-K or revise your Exhibit numbers accordingly.

The Companies will file their respective Amended and Restated Five Year Credit Agreements (the “Agreements”), along with all exhibits and schedules to such Agreements, with their next filing with the Commission that lists such Agreements as exhibits.

September 25, 2009

The Companies advise the Staff that the Companies filed the Agreements pursuant to Item 601(b)(4)(ii) of Regulation S-K as “instruments defining the rights of holders of long-term debt of the registrant[s].” The Agreements provide for revolving credit facilities that mature in November 2011 (subject to extension for two one-year periods with the consent of a majority of the lenders) and set forth the terms under which the Companies may draw on such credit facilities. Accordingly, the Companies view the Agreements as “defining the rights of holders of long-term debt.” Although the title of Item 601(b)(4) – “Instruments Defining the Rights of Security Holders, Including Indentures” – may suggest that Item 601(b)(4) is limited to agreements under which securities are issued, including indentures, the operative language of Item 601(b)(4)(ii) does not reflect such a limitation.

The Companies did not file the Agreements pursuant to Item 601(b)(10) of Regulation S-K because the Agreements were entered into in the Companies’ ordinary course of business. Item 601(b)(10) only requires the filing of contracts “not made in the ordinary course of business,” and the Agreements do not fall within the specified categories of agreements set forth in subparagraphs (A)-(D) of Item 601(b)(10)(ii). The Agreements were entered into in the ordinary course of business because each of the Companies has had in place for many years agreements providing for revolving credit facilities and the Companies regularly renew or extend these agreements with their lenders. The Companies did not enter into the Agreements to finance a non-ordinary course transaction or other event, but instead entered into the Agreements primarily to provide backstop liquidity to commercial paper programs and a source of alternative liquidity in the event of a disruption in the commercial paper market.

Definitive Proxy Statement on Schedule 14A

Corporate Governance, page 9

Ethical and Legal Compliance Policy, page 11

5.	We note that you make reference to your “Code of Conduct” in this section although page 191 of your Form 10-K indicates that your “code of ethics” is incorporated by reference to your proxy statement. Please advise.

The “code of ethics” referred to on page 191 of the Form 10-K is the same document as the “Code of Conduct” referred to in the proxy statement. The Companies used the general term “code of ethics” in the Form 10-K because that term is used in Item 406 of Regulation S-K. In future Form 10-K filings, the Companies will make clear that the Code of Conduct is the “code of ethics” as that term is used in Item 406 of Regulation S-K.

Form 8-K Filed April 30, 2009

6.	Segment earnings per share data represent non-GAAP financial measures. As such, please provide the disclosures required by Item 10(e)(1)(i) of Regulation S-X in future filings whenever one or more non-GAAP financial measures are included in a filing on Form 8-K. Please also clarify the reasons why management believes that presentation of segment and total earnings per share excluding non-recurring state income tax impacts provides useful information to investors. Refer to Section 202.04 of Financial Reporting Codification and Question 11 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

September 25, 2009

In future Form 8-K filings for Alliant Energy’s quarterly earnings releases that include segment earnings per share data, Alliant Energy will include in the body of the Form 8-K a statement disclosing the reasons why management believes that presentation of this data provides useful information to investors regarding Alliant Energy’s financial condition and results of operations pursuant to Item 10(e)(1)(i)(C) of Regulation S-K and, to the extent material, a statement disclosing the additional purposes, if any, for which management uses this data pursuant to Item 10(e)(1)(i)(D) of Regulation S-K. Alliant Energy notes that the presentation of the most directly comparable financial measure and the reconciliation of the differences pursuant to Items 10(e)(1)(i)(A) and 10(e)(1)(i)(B), respectively, of Regulation S-K were included in the press release filed with the Form 8-K as Exhibit 99.1.

To the extent that Alliant Energy presents segment and total earnings per share excluding non-recurring state income tax impacts in future Form 8-K filings for Alliant Energy’s quarterly earnings releases, Alliant Energy will clarify why management believes such presentation provides useful information to investors.

*    *    *

The Companies acknowledge that:

•	The Companies are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	The Companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

September 25, 2009

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (608) 458-0528.

Very truly yours,

/s/ Thomas L. Hanson
Thomas L. Hanson
Vice President-Controller and Chief Accounting Officer

cc:	Chris Chase

Ta Tanisha Meadows

William Thompson

  Securities and Exchange Commission

William D. Harvey

Patricia L. Kampling

F. J. Buri

  Alliant Energy Corporation

Benjamin F. Garmer, III

Jay O. Rothman

John K. Wilson

  Foley & Lardner LLP